MAIL STOP 4-6

November 23, 2004

Jay Elliot
Powerhouse Technologies Group, Inc.
2694 Bishop Drive, Suite 270
San Ramon, California 94583

Re:	Powerhouse Technologies Group, Inc.
	Registration Statement on Form SB-2/A
	File No. 333-118242
	Filed on October 27, 2004

Dear Mr. Elliot,

This is to advise you that we limited our review of the above captioned registration statement to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or why revisions are unnecessary. Please be as detailed as necessary in your explanation. Please file a supplemental response. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you.
Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. Please update your financial statements and accountants` consent pursuant to Item 310(g) of Regulation S-B and Item 302 of Regulation S-T, respectively.
2. Please update your registration statement to reflect the trial court findings in the Proctor Litigation.



Fee Table
3. We note that according to the footnotes to your fee table it appears that you are registering 6,487,878 shares of common stock. However, the cover page of your prospectus discloses that you are registering 9,236,033 shares. Please revise to reconcile or supplementally advise. Additionally, in footnotes to the fee table please clarify the paragraph of Rule 457 you are relying upon in computing the filing fee.
Prospectus Cover Page, page 1
4. Please revise your cover page to only include information that is required by Item 501 and/or is "key" to an investment decision. For example, all of the initial paragraph after the first three sentences should be deleted or you should supplementally explain why that additional information is "key" to an investment decision. Also, delete the first two sentences of the fourth paragraph or supplementally explain why those sentences must be retained as "key" to an investment decision. In this regard, supplementally tell us why the fact that the company may or may not receive proceeds from warrant exercises in the future is significant information that has to be presented on the cover page. Alternatively, it appears that you may adequately disclose this information in the summary, with further details in the body of the prospectus.
5. We refer you to the final sentence of the first paragraph. Your disclosure references the use of a "supplemental prospectus" that you intend to provide in the event the number of shares needed to discharge PIK dividend obligations exceeds the number included in the fee table for PIK dividend issuances. Be advised that a new registration statement would generally be required with respect to the issuance of any such additional shares. In what circumstances do you believe a "supplemented prospectus" could be used for this purpose? Please revise your cover page and supplementally confirm your understanding.
6. We refer you to the reference to the Procter litigation. If you continue to include a reference to the litigation on your cover page, supplementally advise of the basis for your belief that it is "key" to investors. Also, if you continue to refer to this litigation, describe in concise terms the nature of this litigation and include information on the cover page that will alert potential investors to what is truly "key" to an investment decision concerning the shares with respect to this litigation.





Risk Factors, page 5

Litigation Risks, page 9
7. In light of the fact that the defendant`s appeal rights have not yet expired, please revise the risk factor addressing the Proctor Litigation to include its own subheading that specifically discloses the risk to investors if the defendants successfully appeal the judgment of November 16, 2004. Also, your risk factor should include a brief description of the litigation and a materially complete description of its potential "adverse impact" on the market for your securities, your ability to raise funds and the specific impact on your shareholders. If you choose not to include a risk factor addressing the Proctor litigation in your amendment, supplementally advise of the basis for your decision.

Plan of Distribution, page 15
8. We reissue prior comment 8. The types of hedging transactions that your selling stockholders may enter into with broker-dealers or other financial institutions remain unclear. Please revise to more completely describe the types of hedging transactions that your selling stockholders may enter into.
Market for Common Equity and Related Stockholder Matters, page 18
9. Please revise table to give retroactive effect to the 1:122 share reverse stock split for all periods presented. You may refer you to Instruction 3 to Item 201 of Regulation S-K.
Description of Securities, page 39
10. We note that with respect to the Proctor litigation, you disclose that the company`s conclusion as to the illegality and invalidity of 67% of the outstanding shares was reached "after consulting with counsel". If you intend to retain references to counsel, please expand your disclosure to explain whether counsel has rendered a
legal opinion.   If counsel rendered an opinion, it should be
referenced as such and filed as an exhibit. Alternatively, if counsel did not render an opinion, disclose the nature and certitude of the assurances received from counsel. Also, supplementally advise why a consent of counsel is not necessary with respect to these references.
11. You disclose that the Senior A Preferred Stock shall be initially converted at the rate of one share of common stock for each share of Senior A Preferred Stock. Please reconcile this disclosure with the conversion formula from Section 4 of your Certificate of Designations or supplementally advise. If revision to your disclosure is necessary, your disclosure should clearly present the manner in which the number of shares of common stock underlying the Senior A Preferred Stock shall be determined and your disclosure should also explain the potential fluctuations in the number of shares of common stock that may be issued upon conversion. Further, revise to disclose the conversion price.
12. Please revise to provide a materially complete description of the five-year warrants discussed on page 11 of your prospectus. This description should disclose the exercise price and an explanation of the formula used to derive the number of shares of common stock underlying the warrants. In this regard, your disclosure should clearly explain how the number of shares of common stock to be received by your selling stockholders might fluctuate.
Form 10-QSB for the Period Ended September 30, 2004

Item 3:  Controls and Procedures, page 15
13. We note that you disclose that your Chief Executive Officer and Principal Financial and Accounting Officer concluded that Powerhouse`s "disclosure controls and procedures will become effective." Are your controls and procedures not effective? If so, please revise to disclose the material weaknesses in your controls and procedures. In this regard, describe the events that led to the material weakness in your controls and procedures. Your revision should address when the event(s) occurred, when the event(s) was discovered and the circumstances that led to the discovery of the event(s). Further, is Powerhouse taking steps to correct the material weakness in its controls and procedures so that they will become effective? Alternatively, supplementally advise why your disclosure states that your "disclosure controls and procedures will become effective."
Closing Comments

Any requests for acceleration should be submitted after resolution of substantially all outstanding comments and should be provided approximately 48 hours before the desired time of effectiveness.

 	File a pre-effective amendment in response to these comments. Provide a cover letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have comments after reviewing your revised materials and your responses.




 	Please contact Jeffrey B. Werbitt at (202) 942-1957 or Mark P. Shuman at (202) 942-1818 with any questions.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile: (212) 504-6666
	Gerald A. Eppner, Esquire
	Cadwalader, Wickersham & Taft LLP
	100 Maiden Lane
	New York, New York

Powerhouse Technologies Group, Inc.
Form SB-2
November 23, 2004
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